Exhibit (a)(3)

December 11, 2009

Dear Stockholders:

We are pleased to inform you that, as previously announced, on December 7, 2009, Diedrich Coffee, Inc. (“Diedrich”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Green Mountain Coffee Roasters, Inc. (“GMCR”) and Pebbles Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of GMCR.

Pursuant to the Merger Agreement, on December 11, 2009, Purchaser commenced an offer to acquire all issued and outstanding shares of Diedrich’s common stock, with par value of $0.01 per share, in exchange for, with respect to each share of Diedrich’s common stock, the right to receive $35.00 in cash, without interest, upon the terms and subject to the conditions set forth in GMCR’s offer to purchase, dated December 11, 2009 (the “Offer to Purchase”). The Offer to Purchase is contained in the Schedule TO filed by GMCR with the Securities and Exchange Commission and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). The Offer expires at 12:00 midnight, Eastern Time, on January 11, 2010 (one minute after 11:59 p.m., Eastern Time, on January 11, 2010), unless it is extended or terminated in accordance with its terms.

Diedrich’s board of directors unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the merger of Purchaser with and into Diedrich (the “Merger”), are fair to and in the best interests of the stockholders of Diedrich; (ii) adopted and approved the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in accordance with the requirements of the Delaware General Corporation Law (the “DGCL”); (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of Diedrich accept the Offer and tender their shares of Diedrich common stock pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement; and (v) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and any of the other agreements, actions and transactions contemplated by the Merger Agreement.

Diedrich’s board of directors unanimously recommends that Diedrich’s stockholders accept the Offer and tender their shares of Diedrich common stock pursuant to the Offer for a number of reasons, each of which are set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under Item 4 thereof in the section entitled “The Solicitation or Recommendation—Reasons for the Offer and the Merger.”

Diedrich’s board of directors previously determined and announced that the GMCR $35.00 per share, all-cash offer was superior to the terms of the now-terminated merger agreement with Peet’s Coffee & Tea, Inc. (“Peet’s”) and the exchange offer contemplated thereby, as amended by the revised proposal received from Peet’s on November 30, 2009 (which revised proposal subsequently expired on December 1, 2009).

Peet’s had until 5:00 p.m. Pacific Time on Monday, December 7, 2009 to negotiate with Diedrich Coffee to amend the now-terminated Peet’s merger agreement and the exchange offer contemplated thereby in a manner that Diedrich’s board of directors determined to be at least as favorable to Diedrich’s stockholders as the transaction with GMCR. Peet’s failed to submit a new proposal to Diedrich by such deadline. Accordingly, Diedrich terminated the Peet’s merger agreement, has paid to Peet’s the $8,517,000 termination fee required thereby and entered into the Merger Agreement with GMCR. The termination fee was paid to Peet’s on behalf of Diedrich Coffee by GMCR.

As part of the now-terminated Peet’s merger agreement, Diedrich’s Chairman Paul Heeschen and other directors and executive officers of Diedrich had contractually committed to tender certain shares they controlled into Peet’s exchange offer. These commitments, representing in excess of 32% of the total outstanding common stock of Diedrich, automatically terminated upon termination of the Peet’s merger agreement. Mr. Heeschen and the other directors and executive officers of Diedrich have now agreed to tender those same shares into GMCR’s tender offer.

Notwithstanding the termination of the Peet’s merger agreement and the director and officer stockholder agreements, Peet’s has announced its intention to continue its exchange offer to acquire all of the outstanding shares of Diedrich for a combination of cash and a fraction of a share of Peet’s common stock representing total consideration of $26.00 per share (or less under certain circumstances described in Peet’s exchange offer).

In light of the determination of Diedrich’s board of directors that the $35.00 per share, all-cash GMCR transaction is superior to Peet’s exchange offer, Diedrich’s board of directors recommends that you do not tender your shares in Peet’s exchange offer and that you withdraw any shares you may have tendered in Peet’s exchange offer. Instead, Diedrich’s board of directors recommends that you tender your shares in the Offer commenced by GMCR.

In addition to the superior consideration, the Merger Agreement with GMCR provides for a reduction in the limitations and restrictions on Diedrich’s ability to operate its business during the period prior to the completion of the transaction, as compared to the now-terminated Peet’s merger agreement, as well as an increase in the time period during which Diedrich may remedy deficiencies relating to the satisfaction of certain conditions to the tender offer.

In addition, the Merger Agreement with GMCR includes a graduated reverse termination fee such that, if the agreement is terminated by GMCR or Diedrich under certain circumstances, a termination fee in an amount between $8,517,000 and $11,517,000 (depending on the date of termination) would be payable to Diedrich.

The enclosed Schedule 14D-9 also contains other important information relating to the Offer. We encourage you to consider this information carefully.

Sincerely,

Sean M. McCarthy

Chief Financial Officer

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